SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2002
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.
Paris, December 12, 2002

GÉRARD LE FUR APPOINTED SENIOR EXECUTIVE VICE PRESIDENT OF SANOFI-SYNTHÉLABO

On December 11, 2002, the Sanofi-Synthélabo Board of Directors appointed Gérard Le Fur, Senior Executive Vice President of Sanofi-Synthélabo.

Gérard Le Fur will retain his responsibilities as Executive Vice President, in charge of Scientific Affairs.

Born in 1950, Gérard Le Fur, a doctor in pharmacy and science, has played a pioneering role in a number of fields relating to the development of medicines. A specialist in the area of central nervous system disorders, he is the author of more than 200 scientific papers in international publications.

Gérard Le Fur joined Sanofi in 1986 as Associate Director of Research and Development. He was appointed Director of Research and Development of Sanofi in 1995 and Executive Vice President, in charge of Scientific Affairs of Sanofi-Synthélabo in 1998.

He is a Corresponding Member of the French Academy of Sciences.

         Investor Relations Department
Philippe Goupit Isabelle Laurent Sanjay Gupta	Director of Investor Relations Investor Relations Europe Investor Relations US

         Contacts:
         E-mail: investor-relations@sanofi-synthelabo.com
Europe Tel: + 33 1 53 77 45 45 Fax: + 33 1 53 77 42 96	US Tel.: 1 212 551 42 93 Fax: 1 212 551 49 10

SIGNATURES

                            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

           Dated: December 12, 2002

SANOFI-SYNTHELABO By: /s/ Marie-Helene Laimay Name: Marie-Helene Laimay Title: Senior Vice President and Chief Financial Officer